The Dreyfus Laurel funds trust
c/o The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

May 1, 2012

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:      The Dreyfus/Laurel Funds Trust

            -Dreyfus High Yield Fund

            Request for Withdrawal of Post-Effective Amendment No. 170 to the Registration           Statement on Form N-1A

            (File Nos. 33-43846 and 811-524)

Ladies and Gentlemen:

Dreyfus High Yield Fund (the "Fund") respectfully requests that Post-Effective Amendment No. 170 to its Registration Statement on Form N-1A (the "Registration Statement") filed on April 30, 2012 ("Post-Effective Amendment No. 170"), together with all exhibits thereto, be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Fund is requesting withdrawal of Post-Effective Amendment No. 170 because it was inadvertently filed prior to the effectiveness date of Post-Effective Amendment No. 169 to the Fund's Registration Statement ("Post-Effective Amendment No. 169") filed on April 24, 2012.  Post-Effective Amendment No. 170 was filed in order to file an exhibit containing interactive data format risk/return summary information using the eXtensible Business Reporting Language (XBRL) relating to Post-Effective Amendment No. 169. The Fund expects to file another post-effective amendment with an exhibit containing interactive data format risk/return summary information using XBRL after Post-Effective Amendment No. 169 becomes effective on May 1, 2012.

Please direct any questions regarding this matter to the undersigned at (212) 922-8297.

Sincerely,

/s/Tatiana Filippova

Tatiana Filippova,

Paralegal